Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9991)

CHANGE OF CUSTODIAN BANK

Baozun Inc. hereby announces that the Company was recently informed that JP Morgan Chase Bank, N.A., the depositary facility for the American depositary shares (the “ADS(s)”) of the Company, will change its custodian to HSBC Hong Kong with effect from August 12, 2024. As a result, from July 29, 2024 to August 12, 2024, the Company will not be able to facilitate the conversion between its ADSs and its ordinary shares registered on the Company’s Cayman share registrar and from August 5, 2024 to August 12, 2024, the Company will not be able to facilitate the conversion between its ADSs and its ordinary shares registered on the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited.

Save for the abovementioned impacts, the change of custodian will not affect the trading of the Company’s securities on The Nasdaq Global Select Market or on The Stock Exchange of Hong Kong Limited during the migration period.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, July 16, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	For identification purposes only